                                         Ching-Sang Hong

                                         c/o Andrew Chien

                                         USChina Taiwan Inc.

                                         665 Ellsworth Avenue

                                         New Haven, CT 06511

VIA Edgar

April 21, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Dear Sir:

Attached is the correspondence regarding your comments made on April 13, 2010, with reference to the Company's Registration Statement Form S-1 filed on March 17, 2010.

We only write the answers under the same sequence numbers of the comments in your letter.

Sincerely Yours,

/s/Ching-Sang Hong

 President

General

     1. Answer: I understood.

     2. Answer:  No any graphic.

     3. Answer: On Page 6, we add:

"The Company's business focuses on management and financial consulting in Taiwan, especially for those private companies, which want to engage in oversea expansion; or become US or Canada, listed public companies. Although we don't have generated revenue yet, we are not a blank check company because we have specific business to serve underserved special customers - small to middle sized Taiwan entrepreneurs who are in international business operation."

     4. Answer: On page 25, we add:

"It will carry the best interests of our company to ally with USChina Channel despite the facts that we will pay all costs of registering the shares issued among the shareholders of USChina Channel, and if the Form S-1 effective, we will not receive any proceeds from the sale of the shares by the selling shareholders except the proceeds paid by USChina Channel to us on the par value of these shares. USChina Channel is a good brand name for us because it is an example of a development stage company, which can keep quoting in OTCBB with several years to keep compliance with SEC reporting requirement with affordable costs. In today's hard economy environment, to cut the overhead costs is one of the priorities of the small-operated companies. Our company's success of becoming a public entity will have immediately effectiveness for us to bring our customers in."

     5. Answer: On page 16, we add

"None of the selling shareholders is any officer or control person of the company except Andrew Chien is the beneficial owner of more than 5% of our outstanding securities, and acting as a SEC file agency for our company. Neither of them has any family relation with Mr. Hong. Neither of them is in the business of underwriting securities. Under all the circumstances it appears that neither of sellers is acting as a conduit for our company."

     6. Answer: We replaced all S-B by S-K

     7. Answer: Added on Page 4

     8. Answer: (a) Cash $1225 is on the date (March 17) when S-1 filing, while on December 31, 2009 there is no cash only equity.

                (b) Replace to acquire " more customers" by to acquire "one, then more customers" in all text.

     9. Answer: We add on Page 24:

"The share offering of USChina Taiwan within USChina Channel, was not involving any public stock offering, and was exempted from the registration requirement due to Section 4(2) of the Securities Act of 1933, as amended."

     10. Answer: We added on Page 25:

" The spin-off will close until the effective of this registration statement."

Prospectus Cover Page

     11. Answer:  See page 3.

     12. Answer: Bolding or italicizing Risk Factors and all subtitles.

     13. Answer: Added offer period is two years, on Page 3,7 and 19.

     14. Answer: Yes. We add: the website "will continue in construction as the business development going on".

     15. Answer: On Page 26, we revise to three business areas:

a. Oversea expansion and other new strategy consultation;

    Including preparing business plan; budget analysis; asset sale consulting, new business establishment consulting including how to build new facility overseas and tax advice for the enterprises owned by Taiwanese, operated in China or other Asia countries; to help negotiating business cooperation plans among Taiwan entrepreneurs, and companies or local governments of mainland of China.

b. Consulting for going public in USA or Canada:

    Including preparing business plan; education for qualification as a public entity; front costs estimation, and spending control in public listing process, to identify and hire independent accounting firm for auditing; to identify and hire local and US lawyers for legal advises; after sustaining in the capital markets initiating trading to hire USChina Channel Inc with a compliance service platform for Forms 10-K and 10-Q and other SEC filings.

c. Private financing, most in Taiwan,

   Including seed money such as front costs for public listing or oversea expansion. We will allocate several accredited investors for every project or help them to apply bank loans. "

     16. Answer: We added, on Page 7,

" An investment in our common stock involves a high degree of risk including possible to lose all your investment .. Please carefully read the ' Risk Factors ' section beginning on page 7 of this prospectus .."

     17. Answer: We revise most of the risk factors, making them more individualized.

       Please refer following Risk Factors 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 15

     18. Answer: Please see Risk Factors 2, Page 8.

     19. Answer: Added Risk Factors 7, Page 9.

     20. Answer: Added in Risk Factors 21, Page 14.

     21. Answer: Please see Risk Factors 5, Page 9. Also we add

" As the business organized, Mr. Hong will work full time on the business " on Page 30.

     22. Answer:  Please see Risk Factors 8, Page 10, and why Spin-off on  Page 24-25.

     23. Answer: Please see Risk Factors 8, Page 10.

     24. Answer: Corrected. Please see Risk Factors 12, Page 11.

     25. Answer: We used "quoting our stock price" to replace word "listing"; see Risk Factors 20, Page 13.

     26. Answer: 122,500 is a correct number.

     27. Answer: The costs of $29985 by Mr. Hong will count as additional paid-in capital. Please see Notes 10 on Page 48.

     28. Answer: Mr. Hong owned 1,102,500 shares. Errors on Page 20 corrected.

     29. Answer: See page 20-21

     30. Answer: We add Crown " engaging in the business management consulting', and Yana Philanthropy, a private organozation, has been focused on the education and development of individual spiritual level. The company also has clinics in several major cities in Taiwan" on page 21.

     31. Answer: Revised as following:

"The financial statements appearing in this prospectus and registration statement ~~included in this prospectus,~~  have been audited by Yongqing Ruan, CPA, located in Woodbridge, Connecticut , ~~.~~ a ~~A~~ s set forth in their report attached to this prospectus, are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. " ~~we relied upon the expert opinion and accuracy of the firm for the audited financial statements and related attached reports.~~

     32. Answer: Please see Risk Factors 8, Page 9, and why Spin-off on  Page 24-25.

     33. Answer: Filed as Exhibit 10.02

     34. Answer: Please see why Spin-off on Page 24-25.

     35. Answer: Corrected to accurate number 122,500.

     36. Answer: We revised on Page 26:

"These services consist of:

a. Oversea expansion and other new strategy consultation;

    Including preparing business plan; budget analysis; asset sale consulting, new business establishment consulting including how to build new facility overseas and giving tax advice through cooperatively consulting with local accountants of different jurisdictions, to the enterprises owned by Taiwanese, operated in China or other Asia countries; to help negotiating business cooperation plans among Taiwan entrepreneurs, and companies or local governments of mainland of China.

b. Consulting for going public in USA or Canada:

    Including preparing business plan; education for qualification as a public entity; front costs estimation, and spending control in public listing process, to identify and hire independent accounting firm for auditing; to identify and hire local and US lawyers for legal advises; after sustaining in the capital markets initiating trading to hire USChina Channel Inc with a compliance service platform for Forms 10-K and 10-Q and other SEC filings.

c. Private financing, most in Taiwan:

   Including seed money such as front costs for public listing or oversea expansion. We will allocate several accredited investors for every project or help them to apply bank loans."

     37. Answer: See paragraphs a & b of Answer for Comments 36

     38. Answer: See page 21 & 26

     39. Answer: See page 26

     40. Answer: See page 27, we add two potential customer names and their business nature.

     41. Answer: we revised the sentence to:

"We will fully take such advantages of Taiwan of convenience to get financing by following SEC Regulation S offering"(page 27).

     42. Answer:  See following on page 28:

"We will analyze and control our weakness to comply with all laws and rules. For example, we are aware that don't have any independent directors although we are in the process of becoming a public entity, we enhance our manager's work ethics to overcome the weakness. The manager's experiences and the well-organized small operation scale will assure us to give investors accurate financial information and proper disclosure. When we operated overseas, we also must keep in mind the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder. We are aware that we are not the Investment Company under the Investment Company Act of 1940, and we will carefully control our assets allocation and construct our revenue generating method to avoid our company potential owning much of the clients private securities."

     43. Answer: See following on page 29:

"As soon as we get the first customer we will generate positive cash flow for our operation since we require down payment in cash. We estimate every project will operate about or over one thousand and five hundred of hours of our time. To successfully engage in then to finish the first project is the essential for our business surviving."

     44. Answer: We revised the last paragraph on page 30, and "deep communication" replaced by " confidential communication"

     45. Answer:  Changed to:" sponsor fee for investing forum"

"$ 20,000 research and investigation, such as due diligence work for relative parties or third party's verification for potential customer's business plan."  See page 31.

     46. Answer: "When the company receives the principals, the company will calculate its interests on the fair market value, and credited it as additional paid-in capital and debit it as an expenses". See Page 48 Notes 10.

     47. Answer: See following on page 31:

"to operate on a very small scale, such as to control all expenses including limiting the extensive marketing activities, which will hurt our business."

     48. Answer: See Page 48 Notes 10

Mr. Hong payment will count on the additional paid in capital to offset the Administrative expenses for the S-1 filing, which will show in the first quarter financial statements.

The equity of $1225 is the cash in the account dated March 31, 2010.

     49. Answer: Corrected on Page 35.

     50. Answer: There is the subscription agreement between USChina Channel with USChina Taiwan for issuance of certain amount of shares in December 2009, and the agreement is exercised in March 2010. Please see Notes 5 on Page 48.

     51. Answer: We revised. See Notes 2 on Page 41-46

     52. Answer:  Corrected. Year 2010 is right.

     53. Answer: Consent letter of the auditor added as Exhibit 23.1.

     54. Answer: Part II Item number errors corrected.

     55. Answer:  Corrected on last signature page.

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